Exhibit 99.1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in these consolidated financial statements. The consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (“Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgement. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.

Our independent auditor has the responsibility of auditing the consolidated financial statements and expressing an opinion on these financial statements.

The Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At December 31, 2019 management evaluated the effectiveness of the Group’s internal control over financial reporting and concluded that such internal control over financial reporting was effective based on the criteria set forth in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

The consolidated financial statements of the Group as at and for the year ended December 31, 2017 was audited by KPMG Inc., who expressed an unmodified opinion on those statements on March 20, 2018.

The consolidated financial statements as at and for the years ended December 31, 2019 and 2018 have been audited by the Group’s independent auditor, BDO South Africa Incorporated, in accordance with Canadian generally accepted auditing standards. The independent auditor’s report outlines the scope of their examination and their opinion on the consolidated financial statements.

The consolidated financial statements for the year ended December 31, 2019 were approved by the Board of Directors and signed on its behalf on March 18, 2020.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer
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Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Caledonia Mining Corporation Plc.

Opinion

We have audited the consolidated financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2019 and 2018, and the consolidated statements of profit and loss and other comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019 and 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRSs).

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	The Management’s Discussion and Analysis report of the consolidated operating results and financial position of the Group for the quarter ended December 31, 2019.
•	The Annual Report – referred to as Form 20-F

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the Management’s Discussion and Analysis report prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

The Annual Report referred to as Form 20-F is expected to be made available to us after the date of the auditor’s report. If, based on the work we will perform on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or

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Caledonia Mining Corporation Plc

INDEPENDENT AUDITOR'S REPORT (continued)

error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Jacques Barradas.

BDO South Africa Inc.

Registered Auditors

Wanderers Office Park

52 Corlett Drive

Illovo, 2196

March 18, 2020

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Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income

(In thousands of United States Dollars, unless indicated otherwise)
For the years ended December 31	Notes	2019	*2018	*2017
Revenue		75,826	68,399	69,762
Less: Royalties		(3,854)	(3,426)	(3,498)
Production costs	9	(36,400)	(39,315)	(36,180)
Depreciation	18	(4,434)	(4,071)	(3,763)
Gross profit		31,138	21,587	26,321
Other income	10	2,274	7,101	2,594
Other expenses		(666)	(336)	(14)
Impairment loss on trade receivables	11	-	-	(181)
Administrative expenses	14	(5,637)	(6,465)	(5,911)
Cash-settled share-based expense	27.1	(689)	(315)	(976)
Equity-settled share-based expense	27.2	-	(14)	(835)
Net foreign exchange gain/(loss)	12	29,661	223	(380)
Profit on sale of subsidiary	22.1	5,409	-	-
Gold hedge expense	16	(601)	(360)	-
Operating profit		60,889	21,421	20,618
Finance income	15	146	53	38
Finance cost	15	(344)	(273)	(69)
Profit before tax		60,691	21,201	20,587
Tax expense	17	(10,290)	(7,445)	(8,691)
Profit for the year		50,401	13,756	11,896
Other comprehensive income
Items that are or may be reclassified to profit or loss
Foreign currency translation differences of foreign operations		49	(676)	373
Reversal of foreign currency translation differences on disposal of subsidiary	22.1	(2,109)	-	-
Total comprehensive income for the year		48,341	13,080	12,269

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Caledonia Mining Corporation Plc

Consolidated statements of profit or loss and other comprehensive income (continued)

(In thousands of United States Dollars, unless indicated otherwise)
For the years ended December 31	Notes	2019	*2018	*2017
Profit attributable to:
Owners of the Company		42,018	10,766	9,384
Non-controlling interests		8,383	2,990	2,512
Profit for the year		50,401	13,756	11,896
Total comprehensive income attributable to:
Owners of the Company		39,958	10,090	9,757
Non-controlling interests		8,383	2,990	2,512
Total comprehensive income for the year		48,341	13,080	12,269

Earnings per share
Basic earnings - per share ($)	25	3.82	0.99	0.86
Diluted earnings per share ($)	25	3.81	0.99	0.86

The accompanying notes on page 9 to 75 are an integral part of these consolidated financial statements.

Signed on behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

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Caledonia Mining Corporation Plc

Consolidated statements of financial position

(In thousands of United States Dollars, unless indicated otherwise)

	Notes
As at 31 December		2019	*2018
Assets
Property, plant and equipment	18	113,651	97,427
Deferred tax asset	17	63	98
Total non-current assets		113,714	97,525

Inventories	19	11,092	9,427
Prepayments		2,350	866
Trade and other receivables	20	6,912	6,392
Cash and cash equivalents	21	9,383	11,187
Gold hedge	16	102	-
		29,839	27,872
Assets held for sale	22.2	-	296
Total current assets		29,839	28,168
Total assets		143,553	125,693

Equity and liabilities
Share capital	23	56,065	55,102
Reserves	24	140,730	142,790
Retained loss		(88,380)	(127,429)
Equity attributable to shareholders		108,415	70,463
Non-controlling interests	37	16,302	8,345
Total equity		124,717	78,808

Liabilities
Provisions	26	3,346	3,309
Deferred tax liability	17	3,129	23,328
Loans and borrowings - long-term portion	28	1,942	5,960
Cash-settled share-based payments	27.1	540	2,090
Total non-current liabilities		8,957	34,687

Loans and borrowings - short-term portion	28	529	-
Trade and other payables	29	8,697	10,051
Income tax payable	17	163	1,538
Overdraft	21	490	-
		9,879	11,589
Liabilities associated with assets held for sale	22.2	-	609
Total current liabilities		9,879	12,198
Total liabilities		18,836	46,885
Total equity and liabilities		143,553	125,693

The accompanying notes on page 9 to 75 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

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Caledonia Mining Corporation Plc

Consolidated statements of changes in equity

(In thousands of United States Dollars, unless indicated otherwise)

	Notes	Share capital	Foreign Currency Translation Reserve	Contributed Surplus	Equity- settled Share- based payment reserve	Retained Loss	Equity attributable to shareholders	Non- controlling interests (“NCI”)	Total Equity
Balance at January, 2017*		55,002	(6,258)	132,591	16,041	(141,767)	55,609	3,708	59,317
Transactions with owners:
Equity-settled share-based expense transactions	27.2	-	-	-	705	-	705	130	835
Shares issued – Option exercises	23	246	-	-	-	-	246	-	246
Shares repurchased	23	(146)	-	-	-	-	(146)	-	(146)
Dividends paid		-	-	-	-	(2,904)	(2,904)	(406)	(3,310)
Total comprehensive income:
Profit for the year		-	-	-	-	9,384	9,384	2,512	11,896
Other comprehensive income for the year		-	373	-	-	-	373	-	373
Balance at December 31, 2017*		55,102	(5,885)	132,591	16,746	(135,287)	63,267	5,944	69,211
Transactions with owners:
Equity-settled share-based expense transactions	27.2	-	-	-	14	-	14	-	14
Dividends paid		-	-	-	-	(2,908)	(2,908)	(589)	(3,497)
Total comprehensive income:
Profit for the year		-	-	-	-	10,766	10,766	2,990	13,756
Other comprehensive income for the year		-	(676)	-	-	-	(676)	-	(676)
Balance at December, 2018*		55,102	(6,561)	132,591	16,760	(127,429)	70,463	8,345	78,808
Transactions with owners:
Equity-settled share-based expense transactions
Dividends paid		-	-	-	-	(2,969)	(2,969)	(426)	(3,395)
Shares issued – Share based payments	27.1(a)	963	-	-	-	-	963	-	963
Total comprehensive income:
Profit for the year		-	-	-	-	42,018	42,018	8,383	50,401
Other comprehensive income for the year		-	(2,060)	-	-	-	(2,060)	-	(2,060)
Balance at December, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Notes		23	24	24	24			37

The accompanying notes on page 9 to 75 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

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Caledonia Mining Corporation Plc

Consolidated Statements of cash flows

For the years ended December 31

(In thousands of United States Dollars, unless indicated otherwise)

	Note	2019	*2018	*2017

Cash flows from operating activities	30	23,885	21,119	28,885
Interest received		146	53	38
Interest paid		(454)	(161)	(199)
Tax paid	17	(5,517)	(3,344)	(4,212)
Net cash from operating activities		18,060	17,667	24,512

Cash flows from investing activities
Acquisition of property, plant and equipment		(20,024)	(20,192)	(21,639)
Proceeds on sale of subsidiary	22.1	1,000	-	-
Net cash used in investing activities		(19,024)	(20,192)	(21,639)

Cash flows from financing activities
Dividends paid		(3,395)	(3,497)	(3,310)
Term loan repayments	28	-	(1,500)	(1,500)
Term loan proceeds	28	2,340	6,000	-
Term loan transaction costs	28	(46)	(60)	-
Payment of lease liabilities	13	(124)	-	-
Proceeds from issue of share capital		-	-	246
Share repurchase cost		-	-	(146)
Net cash (used in)/from financing activities		(1,225)	943	(4,710)

Net decrease in cash and cash equivalents		(2,189)	(1,582)	(1,837)
Effect of exchange rate fluctuation on cash held		(105)	13	258
Cash and cash equivalents at beginning of year		11,187	12,756	14,335
Net cash and cash equivalents at year end	21	8,893	11,187	12,756

The accompanying notes on page 9 to 75 are an integral part of these consolidated financial statements.

* The Group initially applied IFRS 16 on January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated. There was no cumulative effect of initially applying IFRS 16 to recognise in retained earnings at the date of initial application.

8

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

1	Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The address of the Company’s registered office is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These consolidated financial statements of the Company and its subsidiaries (the “Group”) comprise the consolidated statements of financial position as at December 31, 2019 and 2018, the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2019, 2018 and 2017, notes, significant accounting policies and other explanatory information. The Group is primarily involved in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American stock exchange (symbol - “CMCL”) and on the Toronto Stock Exchange (symbol - “CAL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”).

2	Basis for preparation
i)	Statement of compliance

The consolidated financial statements have been prepared on a going concern basis, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorised for issue by the Board of Directors on March 18, 2020.

ii)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates;
•	derivative financial instruments measured at fair value; and
•	equity-settled share-based payment arrangements measured at fair value on grant date.

iii)	Functional currency

These consolidated financial statements are presented in United States dollars (“$” or “US Dollar”), which is also the functional currency of the Company. All financial information presented in United States dollars have been rounded to the nearest thousand, unless indicated otherwise.

9

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements

In preparing these consolidated financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

(a)	Assumptions and estimation uncertainties
i)	Depreciation of Property, plant and equipment

Depreciation on mine development, infrastructure and other assets in the production phase is computed on the units-of-production method over the life-of-mine based on the estimated quantities of reserves (proven and probable) and resources (measured, indicated and inferred), which are planned to be extracted in the future from known mineral deposits. Where items have a shorter useful life than the life-of-mine, the mine development, infrastructure and other assets are depreciated over their useful life. Confidence in the existence, commercial viability and economical recovery of reserves and resources included in the life-of-mine may be based on historical experience and available geological information. This is in addition to the drilling results obtained by the Group and management’s knowledge of the geological setting of the surrounding areas, which would enable simulations and extrapolations to be done with a sufficient degree of accuracy. In instances where management is able to demonstrate the economic recovery of resources with a high level of confidence, such additional resources, are included in the calculation of depreciation.

Other items of property, plant and equipment are depreciated as described in note 5(f)(iv) Useful lives.

ii)	Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of product that can be economically and legally extracted. In order to calculate the reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity prices and exchange rates. Estimating the quantity and grade of mineral reserves and resources requires the size, shape and depth of orebodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological assumptions and calculations to interpret the data. Estimates of mineral reserves and resources may change due to the change in economic assumptions used to estimate mineral reserves and resources and due to additional geological data becoming available during the course of operations.

The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth,

10

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
ii)	Mineral reserves and resources (continued)

shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering assumptions to interpret the data. These assumptions include:

•	correlation between drill-holes intersections where multiple reefs are intersected;
•	continuity of mineralisation between drill-hole intersections within recognised reefs; and
•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code, NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These assumptions include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.

Changes in reported reserves and resources may affect the Group’s financial results and position in a number of ways, including the following:

•	asset carrying values may be affected due to changes in the estimated cash flows;
•	depreciation and amortisation charges to profit or loss may change as these are calculated on the unit-of-production method or where useful lives of an asset change; and
•	decommissioning, site restoration and environmental provisions and resources which may affect expectations about the timing or cost of these activities.

iii)	Blanket mine’s indigenisation transaction

The initial indigenisation transaction and modifications to the indigenisation transaction of Blanket Mine (1983) (Private) Limited (“Blanket Mine”) required management to make significant assumptions and estimates which are explained in note 6.

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Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
iv)	Site restoration provision

The site restoration provision has been calculated for the Blanket Mine based on an independent analysis of the rehabilitation costs as performed in 2018. Assumptions and estimates are made when determining the inflationary effect on current restoration costs and the discount rate to be applied in arriving at the present value of the provision where the time value of money effect is significant. Assumptions, based on the current economic environment, have been made that management believes are a reasonable basis upon which to estimate the future liability. These estimates take into account any material changes to the assumptions that occur when reviewed by management. Estimates are reviewed annually and are based on current regulatory requirements. Significant changes in estimates of contamination, restoration standards and techniques will result in changes to the provision from period to period. Actual rehabilitation costs will ultimately depend on future market prices for the rehabilitation. The final cost of the currently recognised site rehabilitation provision may be higher or lower than currently provided for (refer to note 26).

v)	Exploration and evaluation (“E&E”) assets

The Group also makes assumptions and estimates regarding the possible impairment of E&E assets by evaluating whether it is likely that future economic benefits will flow to the Group, which may be based on assumptions about future events or circumstances. Assumptions and estimates made may change if new information becomes available. If information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalised is written off in profit or loss in the period the new information becomes available. The recoverability of the carrying amount of exploration and evaluation assets depends on the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

vi)	Taxes

Significant assumptions and estimates are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. In 2019 the Zimbabwe Revenue Authority (“ZIMRA”) issued Public Notice 26 (“PN26”) effective from February 22, 2019. PN26 provided clarity on the interpretation of Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, that requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be expressed in RTGS$ and that the payment of the tax payable, determined in RTGS$, be paid in the ratio of turnover earned. The application of PN26 resulted in a significant reduction in the deferred tax liability at December 31, 2019 and the Group recorded the best estimate of the tax liability. The clarification of PN26 was applied prospectively and had no impact on comparative amounts.

12

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
vi)	Taxes (continued)

The tax liability of the Group includes interest and penalties in its provision. Management believes they have adequately provided for the probable outcome of tax related matters; however, the final outcome or future outcomes anticipated in the calculation of the tax liabilities may result in a materially different outcome than the amount included in the tax liabilities. In addition, the Group makes assumptions and estimates in recognising deferred tax assets relating to tax losses carried forward to the extent that there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses may be utilised or sufficient estimated taxable income against which the losses can be utilised.

vii)	Share-based payment transactions

Equity-settled share-based payment arrangements

The Group measures the cost of equity-settled share-based payment transactions with employees, directors and Blanket’s indigenous shareholders (refer notes 6 and 27.2) by reference to the fair value of the equity instruments on the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the appropriate valuation model and considering the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield. Additional information about significant assumptions and estimates for estimating fair value for share-based payment transactions are disclosed in note 27.2. Where the Company granted the counterparty to a share-based payment award the choice of settlement in cash or shares the equity component is measured as the difference between the fair value of the goods and services and the fair value of the cash-settled share-based payment liability at the date when the goods and services are received at measurement date. For transactions with employees the equity component is zero.

Option pricing models require the input of assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable single measure of the fair value of the Group’s share options.

Cash-settled share-based payment arrangements

The fair value of the amount payable to employees in respect of share-based awards which will be settled in cash is recognised as an expense with a corresponding increase in liabilities over the period over which the employee becomes unconditionally entitled to payment. The liability is re-measured at each reporting date. Any change in the fair value of the liability is recognised in profit or loss.

Additional information about significant assumptions and estimates used to determine the fair value of cash settled share-based payment transactions are disclosed in note 27.1.

13

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

3	Use of accounting assumptions, estimates and judgements (continued)
(a)	Assumptions and estimation uncertainties (continued)
viii)	Impairment

Non-financial assets

At each reporting date, the Group determines if impairment indicators exist, and if present, performs an impairment review of the non-financial assets held in the Group. The exercise is subject to various assumptions and estimates.

Non-derivative financial assets

The Group makes use of a simplified approach in accounting for trade and other receivables and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. The Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

(b)	Judgements

Judgement is required when assessing whether an entity is controlled by the group or not. Controlled entities are consolidated. Further information is given in notes 5(a) and 6.

Refer to note 5(b)(ii) for judgement applied to determine functional currency of entities in the Group and the interbank rate of exchange to translate the Zimbabwean real time gross settlement, bond notes or bond coins (“RTGS$”).

4	Change in significant accounting policies

A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

(a)	IFRS 16 Leases

The Group initially applied IFRS 16 Leases from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements. The Group applied IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application has to be recognised in retained earnings at January 1, 2019, although the adoption of IFRS 16 had no significant effect on the Group’s retained earnings at initial recognition. Accordingly, the comparative information presented for 2018 and 2017 are not restated – i.e. it is presented, as previously reported, under IAS 17 and related interpretations. The details of the change in the accounting policy is disclosed below. Additionally, the disclosure requirements in IFRS 16 have not been applied to comparative information.

14

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

4	Change in significant accounting policies (continued)
(a)	IFRS 16 Leases (continued)

As a lessee, the Group leases property for its administrative offices in Jersey, Channel Islands and in Johannesburg, South Africa. The Group previously classified leases as operating leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Group. Under IFRS 16, the Group recognises right of use assets and lease liabilities for these leases – i.e. these leases are on-balance sheet.

i)	Leases classified as operating leases under IAS 17

Previously, the Group classified property leases as operating leases under IAS 17. On transition, for these leases, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rates as at January 1, 2019, of 4% and 10,25% for each of the two leases accounted for at December 31, 2019.

Right of use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The Group has tested its right of use assets for impairment on the date of transition and concluded that there were no indications that the right of use assets were impaired.

The Group used a number of practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17. In particular, the Group:

•	did not recognise right of use assets and liabilities for leases for which the lease term ends within 12 months of the date of initial application;
•	did not recognise right of use assets and liabilities for leases of low value assets;
•	excluded initial direct costs from the measurement of the right of use asset at the date of initial application; and
•	used hindsight when determining the lease term.

ii)	Impact on initial date of transition to IFRS 16

The impact of initial date of transition is summarised below:	$’000

Right of use assets (cost) – Property, plant and equipment (note 18)	410
Right of use assets (accumulated depreciation) – Property, plant and equipment (note 18)	(146)
Lease liabilities – Trade and other payables	264

When measuring lease liabilities for leases that were classified as operating leases, the Group discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied ranged between 4% and 10,25%.

15

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

4	Change in significant accounting policies (continued)
(b)	IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments.

The Interpretation requires:

•	The Group to determine whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;
•	The Group to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and
•	If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount or expected value, depending on whichever method better predicts the resolution of the uncertainty. This measurement is required to be based on the assumption that each of the tax authorities will examine amounts they have a right to examine and have full knowledge of all related information when making those examinations.

The Group’s existing accounting policy for uncertain income tax treatments is consistent with the requirements in IFRIC 23 Uncertainty over Income Tax Treatments, which became effective on January 1, 2019 and required no adjustment to the amounts in the financial statements.

5	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, except as disclosed in notes 4(a), 5(c) and 5(d).

(a)	Basis of consolidation
i)	Subsidiaries and structured entities

Subsidiaries and certain structured entities are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variability in returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

ii)	Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related Non-controlling interests (“NCI”) and other components of equity. Any gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

iii)	Non-controlling interests

NCI are measured at their proportionate share of the carrying amounts of the acquiree’s identifiable net assets at fair value at the acquisition date. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

16

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(a)	Basis of consolidation (continued)
iv)	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b)	Foreign currency
i)	Foreign operations

As stated in note 2(iii) the presentation currency of the Group is the United States Dollar. The functional currency of the Company and all its subsidiaries is the United States Dollar except for the South African subsidiary that uses the South African Rand (“ZAR”) as its functional currency. Subsidiary financial statements have been translated to the presentation currency as follows:

•	assets and liabilities are translated using the exchange rate at period end; and
•	income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognised in Other Comprehensive Income (“OCI”).

If settlement is planned or likely in the foreseeable future, foreign exchange gains and losses are included in profit or loss. When settlement occurs, settlement will not be regarded as a partial disposal and accordingly the foreign exchange gain or loss previously recognised in OCI is not reclassified to profit or loss/reallocated to NCI.

When the Group disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are reclassified to profit or loss. If the Group disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are reattributed between controlling and non-controlling interests.

All resulting translation differences are reported in OCI and accumulated in the foreign currency translation reserve.

17

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(b)	Foreign currency
ii)	Foreign currency translation

In preparing the financial statements of the Group entities, transactions in currencies other than the functional currency (foreign currencies) of these Group entities are recorded at the rates of exchange prevailing at the dates of the transactions. At each reporting date, monetary assets and liabilities are translated using the current foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in profit or loss for the year.

From October 1, 2018 the RBZ pegged the RTGS$ at 1:1 to the US dollar and on February 20, 2019 issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US dollar and traded at 16.77 RTGS$ to 1 US dollar as at December 31, 2019. On June 24, 2019 the Government issued SI 142 which stated “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe ”.

Further, the Reserve Bank of Zimbabwe (“RBZ”) issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e. United States dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55% with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements.

In applying IAS 21, management determined that the US dollar remained the primary currency in which the Group’s Zimbabwean entities operate, as:

•	the majority of revenue is received in US dollar;
•	the gold price receivable was calculated in US dollar;
•	the majority of costs are calculated by reference to the US dollar if denominated in RTGS$ or is paid in US dollar; and
•	income tax liabilities calculated in RTGS$ are settled predominantly in US dollar.

The application of IAS 21, the advent of SI 142 and the devaluation of the RTGS$ against the US dollar had a significant impact on the US dollar value of RTGS$ denominated Zimbabwean monetary assets and liabilities consolidated, as part of the Group. Monetary items mostly affected include, monetary liabilities such as income and deferred tax liabilities, loans and borrowings, trade and other payables and to a lesser extent monetary assets such as cash held in RTGS$.

18

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(c)	Leases

The Group recognises a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right of use asset reflects that the Group will exercise a purchase option. In that case the right of use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right of use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee; and
•	the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in profit or loss if the carrying amount of the right of use asset has been reduced to zero.

The Group presents right of use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘trade and other payables’ in the statement of financial position.

The Group has elected not to recognise right of use assets and lease liabilities for leases of low-value assets and short-term leases, including IT equipment. The Group recognises the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

19

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(c)	Leases (continued)

Policy applicable before January 1, 2019

At inception of an arrangement, the Group determines whether the arrangement is or contains a lease. At inception or on reassessment of an arrangement that contains a lease, the Group separates payments and other consideration required by the arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a finance lease that it is impracticable to separate the payments reliably, then an asset and a liability are recognised at an amount equal to the fair value of the underlying asset; subsequently, the liability is reduced as payments are made and an imputed finance cost on the liability is recognised using the Group’s incremental borrowing rate.

Leases of property, plant and equipment that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset. Assets held under other leases are classified as operating leases and are not recognised in the Group’s statement of financial position.

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognised as an integral part of the total lease expense, over the term of the lease. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(d)	Financial instruments
i)	Non-derivative financial assets

Policy applicable from January 1, 2018

Recognition and initial measurement

The Group holds only financial assets measured at amortised cost and at fair value through profit or loss. Financial assets are initially recognised when the Group becomes a party to the contractual provisions of the instrument. A financial asset (unless it is a trade receivable without a significant financing component) or financial liability is initially measured at fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

20

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(d)	Financial instruments (continued)
i)	Non-derivative financial assets (continued)

Classification and subsequent measurement

On initial recognition, a financial asset is classified as and measured at amortised cost or at fair value through profit or loss. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

A financial asset is measured at amortised cost if it meets both of the following conditions and is not designated as at fair value through profit or loss:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

All financial assets of the Group not classified as and measured at amortised cost are measured at fair value through profit or loss. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset, that otherwise meets the requirements to be measured at amortised cost, to fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets at fair value through profit or loss are subsequently measured at fair value. Net gains and losses are recognised in profit or loss. Financial assets classified as and measured at amortised cost are subsequently measured at amortised cost using the effective interest method. The amortised cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognised in profit or loss. Any gain or loss on derecognition is recognised in profit or loss.

Policy applicable before January 1, 2018

Trade receivables were initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less a provision for estimated credit losses. All other financial assets were recognised initially on the trade date at which the Group became a party to the contractual provisions of the instrument.

The Group derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows from the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset.

21

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(d)	Financial instruments (continued)
ii)	Non-derivative financial assets (continued)

The Group had the following non-derivative financial assets:

Loans and receivables

Loans and receivables included trade and other receivables. Loans and receivables were financial assets with fixed or determinable payments that were not quoted in an active market. Such assets were recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables were measured at amortised cost using the effective interest method, less any impairment losses. The impairment loss on receivables was based on a review of all outstanding amounts at year end. Bad debts were written off during the year in which they were identified. Interest income was recognised by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

ii)	Non-derivative financial instruments

Non-derivative financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument. The Group derecognises a financial liability when its contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities consist of bank overdrafts, loans and borrowings and trade and other payables.

Such financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

iii)	Derivative financial instruments

The Group held derivative financial instruments to hedge its gold price exposure. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value. The Group does not hold derivatives that are classified as cash flow hedges, embedded derivatives or hedges that qualify as highly effective. Therefore, all changes in the fair value of derivative instruments are accounted for in profit or loss.

The adoption of IFRS 9 on January 1, 2018 had no impact on this accounting policy.

iv)	Offsetting

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

22

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts are repayable on demand and form an integral part of the Group’s cash management process. The bank overdraft is included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

(f)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue, consolidation and repurchase of fractional items of shares and share options are recognised as a deduction from equity, net of any tax effects.

(g)	Property, plant and equipment
i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on qualifying assets. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognised in profit or loss.

ii)	Exploration and evaluation assets

Exploration costs are capitalised as incurred, unless the exploration costs are related to speculative drilling on unestablished orebodies, general administrative or overhead costs associated with exploration drilling. The costs related to speculative drilling on unestablished orebodies, general administrative or overhead costs are expensed as incurred. Exploration and evaluation costs capitalised are disclosed under property, plant and equipment. Direct expenditures include such costs as materials used, surveying costs, drilling costs, payments made to contractors, direct administrative costs and depreciation on plant and equipment during the exploration phase.

Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the year in which they occur.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and moved to the mine development, infrastructure and other asset category within Property, plant and equipment. Capitalised direct costs related to the acquisition, exploration and development of mineral properties remain capitalised until the properties to which they relate are ready for their intended use, sold, abandoned or management has determined there to be impairment. Exploration and evaluation assets are tested for impairment before the assets are transferred to mine development, infrastructure and other assets.

23

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(g)	Property, plant and equipment (continued)
iii)	Subsequent costs

The cost of replacing a part of an item of Property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group, and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

iv)	Depreciation

Depreciation is calculated to write off the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value. On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the estimated measured, indicated and inferred resources which are planned to be extracted in terms of Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

For other categories, depreciation is recognised in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Inferred resources are included in the LoMP to the extent that there is a successful history of upgrading inferred resources. Blanket reports its resources inclusive of reserves. As a result, resources included in the LoMP and hence in the calculation of depreciation include material from measured, indicated and inferred resource classes as detailed below under the following types of resources:

•	Measured resources – all proven reserve blocks plus 50% of the remnant pillar blocks.
•	Indicated resources – all probable reserves plus indicated resources which occur within the mine extent as defined by the LoMP infrastructure.
•	Inferred resources – inferred resources (discounted by approximately 30%) that are well defined in terms of geometry (position, width, extent) falling within the planned infrastructure as per the LoMP.

In addition, inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future and if it is economical to recover inclusive of the cost of the capital requirements to access and extract the gold from the inferred resources. Refer to note 18 for the evaluation of the pay limit.

Land is not depreciated.

The calculation of the units of production rate could be affected to the extent that actual production in the future is different from the current forecast production based on reserves and resources. This would generally result from the extent to which there are significant changes in any of the factors or assumptions used in estimating mineral reserves and resources.

24

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(f)	Property, plant and equipment (continued)
iv)	Depreciation (continued)

These factors include:

•	changes in mineral reserves and resources;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at mine sites; and
•	changes in capital, operating, mining, processing and reclamation costs, discount rates and foreign exchange rates.

Useful lives

The estimated useful lives for the current and comparative periods are as follows:

•	buildings 10 to 15 years (2018: 10 to 15 years; 2017: 10 to 15 years);
•	plant and equipment 10 years (2018: 10 years; 2017: 10 years);
•	fixtures and fittings including computers 4 to 10 years (2018: 4 to 10 years; 2017: 4 to 10 years);
•	motor vehicles 4 years (2018: 4 years; 2017: 4 years);
•	Right of use assets 3 to 6 years (determined by lease term); and
•	mine development, infrastructure and other assets in production, units-of-production method.

Depreciation methods, useful lives and residual values are reviewed each financial year and adjusted if appropriate. When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

(g)	Inventories

Consumable stores are measured at the lower of cost and net realisable value. The cost of consumable stores is based on the weighted average cost principle, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Gold in process is measured at the lower of cost and net realisable value. The cost of gold in process includes an appropriate share of production overheads based on normal operating capacity and is valued on the weighted average cost principle. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

25

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(h)	Impairment
i)	Non-derivative financial assets (including receivables)

The Group applies the IFRS 9 simplified model of recognising lifetime expected credit losses for all trade receivables as these items do not have a significant financing component. In measuring the expected credit losses, the trade receivables have been assessed on an individual basis as they possess different credit risk characteristics. Trade receivables have been assessed based on the days past due. The expected loss rates are based on the payment profile for gold sales over the past 48 months prior to December 31, of each year reported. The historical rates are adjusted to reflect current and forward looking macroeconomic factors affecting the customer’s ability to settle the amount outstanding. However, given the short period exposed to credit risk the impact of these factors has not been considered significant. Trade receivables are written off (i.e. derecognised) when there is no reasonable expectation of recovery. Failure to make payments within 90 days from lodgement date with Fidelity Printers and Refiners Limited (“Fidelity”) and failure to engage with the Group on alternative payment arrangement, amongst others, are considered indicators of no reasonable expectation of recovery.

ii)	Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The Group’s corporate assets do not generate separate cash inflows. If there is an indication that a CGU to which a corporate asset is allocated may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs.

An impairment loss is recognised if the carrying amount of a CGU exceeds its estimated recoverable amount. Impairment losses recognised in respect of CGUs are allocated to reduce the carrying amount of assets in the unit (group of units) on a pro rata basis. Impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been an indication of reversal and a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

26

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(h)	Impairment (continued)
iii)	Impairment of exploration and evaluation (“E&E”) assets

The test for impairment of E&E assets, included in Mineral properties not depreciated, can combine several CGUs as long as the combination is not larger than a segment. The definition of a CGU does, however, change once development activities have begun. There are specific impairment triggers for E&E assets. Despite certain relief in respect of impairment triggers and the level of aggregation, the impairment standard is applied in measuring the impairment of E&E assets. Reversals of impairment losses are required in the event that the circumstances that resulted in impairment have changed.

E&E assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount. Indicators of impairment include the following:

•	The entity's right to explore in the specific area has expired or will expire in the near future and is not expected to be renewed.
•	Substantive expenditure on further E&E activities in the specific area is neither budgeted nor planned.
•	The entity has not discovered commercially viable quantities of mineral resources as a result of E&E activities in the area to date and has decided to discontinue such activities in the specific area.
•	Even if development is likely to proceed, the entity has sufficient data indicating that the carrying amount of the asset is unlikely to be recovered in full from successful development or by sale.

(i)	Employee benefits
i)	Short-term employee benefits

Short-term employee benefits are expensed when the related services are provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

ii)	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

27

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(j)	Share-based payment transactions
i)	Equity-settled share-based payments to employees and directors

The grant date fair value of equity-settled share-based payment awards granted to employees and directors is recognised as an expense, with a corresponding increase in equity, over the vesting period of the award. The amount recognised as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognised as an expense is based on the number of awards that meet the related service and non-market vesting conditions at the vesting date.

Where the terms and conditions of equity-settled share-based payments are modified, the increase in the fair value, measured immediately before and after the modification date, is charged to profit or loss over the remaining vesting period or immediately for vested awards. Similarly, where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss. Additional information about significant judgements, estimates and the assumptions used in the quantifying of the equity-settled share-based payment transactions and modification are disclosed in note 27.2.

ii)	Cash-settled share-based payments to employees and directors

The grant date fair value of cash-settled awards granted to employees and directors is recognised as an expense, with a corresponding increase in the liability, over the vesting period of the awards. At each reporting date the fair value of the awards is re-measured with a corresponding adjustment to profit or loss. The method of calculating the fair value of the cash-settled share-based payments changed during quarter 1 of 2018 from the intrinsic valuation method to the Black-Scholes method. The Black-Scholes method includes the effect of share volatility in calculating the fair value of the share-based payment awards. The change was applied prospectively and did not have a significant effect on the liability value. Additional information about significant judgements, estimates and the assumptions used to estimate the fair value of cash-settled share-based payment transactions are disclosed in note 27.1.

(k)	Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability if the time value of money is considered significant. The unwinding of the discount is recognised as finance cost.

28

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(l)	Site restoration

The Group recognises liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of these assets. The net present value of future rehabilitation cost estimates arising from the decommissioning of plant and other site preparation work is capitalised to mineral properties along with a corresponding increase in the rehabilitation provision in the period incurred. Future rehabilitation costs are discounted using a pre-tax risk free rate that reflects the time-value of money. The Group’s estimates of rehabilitation costs, which are reviewed annually, could change as a result of changes in regulatory requirements, discount rates, effects of inflation and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mineral properties with a corresponding entry to the rehabilitation provision. The cost of on-going current programs to prevent and control pollution is charged against profit or loss as incurred.

(m)	Revenue

Revenue from the sale of precious metals is recognised when the metal is accepted at the refinery, control is transferred and when the receipt of proceeds are substantially assured. Revenue is measured at the fair value of the receivable at the date of the transaction.

(n)	Government grants

The Company recognises an unconditional government grant related to gold proceeds in profit or loss as other income when the grant becomes receivable. Government grants are initially recognised as deferred income at fair value if there is reasonable assurance that they will be received.

(o)	Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognised as it accrues in profit or loss, using the effective interest method. Finance costs comprise interest expense on the rehabilitation provisions, interest on bank overdraft balances, effective interest on leases, loans and borrowings and also include commitment costs on overdraft facilities. Finance costs is recognised in profit or loss using the effective interest rate method and excludes borrowing costs capitalised.

29

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(p)	Taxes
i)	Income tax

Tax expense comprises current and deferred tax. These expenses are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

ii)	Current tax

Current tax is the tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date. Current tax includes withholding tax on management fees and dividends paid between companies within the Group.

iii)	Deferred tax

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is a monetary item measured at the tax rates and in the currency that are expected to be applied when temporary differences reverse. The tax and exchange rates are based on the laws that have been enacted, substantively enacted or the interbank exchange rates that prevail at the reporting date. A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(q)	Earnings per share

The Group presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the adjusted profit or loss attributable to shareholders of the Group (see note 25) by the weighted average number of shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding, adjusted for own shares held, for the effects of all dilutive potential shares, which comprise share options granted to employees and directors as well as any dilution in Group earnings originating from dilutive partially recognised non-controlling interests at a subsidiary level.

30

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(r)	Borrowing cost

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Other borrowing costs are expensed in the period in which they are incurred and recognised as finance costs.

(s)	Assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held for sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.

Such assets, or disposal groups, are generally measured at the lower of their carrying amount or fair value less costs to sell. Impairment losses on initial classification as held for sale or held for distribution and subsequent gains and losses on remeasurement are recognised in profit or loss.

Once classified as held for sale property, plant and equipment are no longer amortised or depreciated.

31

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(t)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group:

Standard/Interpretation	Effective date and expected adoption date*
IAS 1&8

The amendment clarifies the definition of material to make it easier to understand and provides guidance on how the definition should be applied. The change in the definition now ensures that the definition is consistent across all IFRS standards and the Conceptual Framework.

January 1, 2020

•	Old definition (IAS 1): Omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements;
•	New definition: Information is material if omitting, misstating or obscuring it could reasonably be expected to influence the decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The definition of material omissions or misstatements from IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors has been removed. The final assessment of the impact of the amendment will be finalised in due course.
The Group has completed its assessment of the impact of IAS 1 and 8 and concluded that the new standard will not have a material impact on the consolidated financial statements.
IFRS 3	Amendment to IFRS 3 clarifies whether entities acquire a business or a group of assets. The amendments:	January 1, 2020
•	confirm that a business must include inputs and a process, and clarified that:
	o	the process must be substantive; and
	o	the inputs and process must together significantly contribute to creating outputs.
•	narrow the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs; and
•	add a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.

The Group has completed its assessment of the impact of IFRS 3 and concluded that the new standard will not have a material impact on the consolidated financial statements.

32

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

5	Significant accounting policies (continued)
(t)	The following standards, amendments to standards and interpretations to existing standards may possibly have an impact on the Group (continued):

Revised

The IASB decided to revise the Conceptual Framework because certain important issues were not covered and certain guidance was unclear or out of date. The revised Conceptual Framework, issued by the IASB in March 2018, includes:

January 1, 2020
Conceptual	•	New concepts on measurement including factors to be considered when selecting the measurement basis;
Framework	•	New concepts on presentation and disclosure, including when to classify income and expenses in other comprehensive income;
for	•	New guidance on when assets and liabilities are removed from financial statements;
Financial	•	Updated definitions of an asset and liability;
Reporting	•	Updated recognition criteria for including assets and liabilities in financial statements; and
	•	Clarified the concepts of prudence, stewardship, measurement uncertainty and substance over form.
The IASB also updated references to the Conceptual Framework in IFRS Standards by issuing amendments to references to the Conceptual Framework in IFRS Standards. The Group has completed its assessment of the impact and concluded that the new standard will not have a material impact on the consolidated financial statements.

* Annual periods ending on or after

33

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the repayment of the loans depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The facilitation loans relating to the Group were transferred as dividends in specie intra Group and now the loans and most of the interest thereon is payable to the Company.

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Femiro’s 15% shareholding in Blanket Mine. As at December 31, 2019 the transaction remained subject to, amongst other things, approvals from various Zimbabwean regulatory authorities to be effective. In terms of the sale agreement, the Company planned to issue 727,266 shares at $7.15 per share to Fremiro for the cancellation of their facilitation loan which stood at $11,467 as at June 30, 2018 and the purchase of their 15% shareholding in Blanket Mine, increasing the Company’s total shareholding in Blanket Mine to 64%. On January 21, 2020 the Company announced that all regulatory approvals were obtained and the transaction became effective. The Company continues to consolidate Blanket Mine in the consolidated financial statements.

34

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly owned subsidiary of the Company, performed a re-assessment, using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10), and concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation and accordingly the subscription agreements with the indigenous shareholders have been accounted for as a transaction with non-controlling interests and as a share based payment transaction.

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF;
(b)	20% of the 15% shareholding of Fremiro; and
(c)	100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI is recognised at 16.2% of the net assets of Blanket Mine.
•	The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans including interest. At December 31, 2019 the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.
•	The Employee Trust and BETS are entities effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Amendments to the facilitation and advanced dividend loan agreements

Interest modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached agreement to change the interest terms of the facilitation and advanced dividend loan agreements. The agreements changed the interest rate from the previously agreed 12-month LIBOR + 10% to the lower of a fixed 7.25% per annum, payable quarterly or 80% of the Blanket Mine dividend in the quarter. The modification was considered beneficial to the indigenous shareholders and gave rise to an equity-settled share-based expense of $806 on June 23, 2017 when all parties reached agreement to modify the interest charged. It was agreed that the interest change was to be applied to the facilitation and advanced dividend loan balances from January 1, 2017. The assumptions and methodologies used to quantify the equity-settled share-based payment expense relating to the beneficial interest modification are detailed in note 27.2.

35

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

Amendments to the facilitation and advanced dividend loan agreements (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

				Balance of facilitation loan #
$ 000's	Shareholding	NCI Recognised	NCI subject to facilitation loan	Dec, 31, 2019	Dec, 31 2018
NIEEF	16%	3.2%	12.8%	11,877	11,876
Fremiro (refer note 38(b))	15%	3.0%	12.0%	11,458	11,466
Community Trust	10%	10.0%	-	-	-
BETS	10%	- *	- *	7,639	7,644
	51%	16.2%	24.8%	30,974	30,986

The balance on the facilitation loans is reconciled as follows:

Balance at January 1, 2018	31,052
Interest accrued	2,173
Dividends used to repay loans	(2,239)
Balance at December 31, 2018	30,986
Interest accrued	1,609
Dividends used to repay loans	(1,621)
Balance at December 31, 2019	30,974

* The shares held by BETS are effectively treated as treasury shares (see above). The BETS facilitation loan earnings are accounted for under IAS19 Employee Benefits as an employee charge under Production cost.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

Advance dividends

In anticipation of completion of the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust as follows:

Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

36

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

6	Blanket Mine Indigenisation Transaction (continued)

Advance dividends (continued)

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set off of future dividends on the Blanket Mine shares owed by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 were settled through Blanket Mine dividend repayments in fiscal 2014.

The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivable, because repayment is by way of uncertain future dividends.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

Total

Balance at January 1, 2018	2,604
Interest accrued	174
Dividends used to repay advance dividends	(725)
Balance at December 31, 2018	2,053
Interest accrued	104
Dividends used to repay advance dividends	(525)
Balance at December 31, 2019	1,632

7	Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk (refer note 31)
•	Interest rate risk (refer note 31)
•	Credit risk (refer note 31)
•	Liquidity risk (refer note 31)
•	Market risk (refer note 31)

This note and note 31 presents information about the Group’s exposure to each of the above risks and the Group’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these consolidated financial statements. The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets. The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s

37

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

7	Financial risk management (continued)

financial risk management policy. Gold price hedges were entered into to manage the possible effect of gold price fluctuations. The derivative financial instrument was entered into by the Company for economic hedging purposes and not as a speculative investment. The fair value of the Group’s financial instruments approximates their carrying value due to the short period to maturity. The types of risk exposure and the way in which such exposures are managed are described below:

(a)	Currency risk

The Group is exposed to currency risk on inter-company sales and purchases that are denominated in a currency other than the respective functional currencies of Group entities. The Group does not use financial instruments to hedge its exposure to currency risk. To reduce exposure to currency transaction risk, the Group regularly reviews the currency (i.e. RTGS$ or Foreign currency) in which it spends its cash to identify and avoid specific expenditures in currencies that experience inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to manage foreign exchange exposure.

(b)	Interest rate risk

The Group is exposed to interest rate risk arising from its cash and cash equivalents invested with financial institutions as well as its overdraft facility and term loan. The Group has not entered into interest rate swap agreements and mitigates the interest rate risk by remaining in a positive consolidated net cash position.

(c)	Credit risk

Credit risk includes the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Gold sales were made to Fidelity in Zimbabwe during the year.

(d)	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group manages its liquidity risk by ensuring that there is sufficient cash to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

(e)	Market risk

Market risk is the risk that changes in the gold price will affect the group’s profitability. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising returns. Hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment, refer to note 16 for details on hedge transactions entered into.

38

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

8	Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties. The Group’s capital includes shareholders’ equity, comprising issued share capital, reserves, accumulated other comprehensive income, accumulated deficit, bank loans and non-controlling interests.

	2019	2018

Total equity	124,717	78,808

The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its on-going operations, to provide returns for shareholders and accommodate any rehabilitation provisions and to pursue growth opportunities. As at December 31, 2019, the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

9	Production costs

	2019	2018	2017

Salaries and wages	13,905	13,160	13,440
Cash-settled share-based payments (note 27.1(a))	107	43	311
Consumable materials	13,020	12,143	9,916
Electricity costs	6,383	9,313	8,701
Site restoration	-	84	58
Pre-feasibility exploration cost	301	411	410
Safety	525	592	323
On mine administration	2,159	3,569	3,004
Other production cost	-	-	17
	36,400	39,315	36,180

10	Other income

	2019	2018	2017

Government grant – Gold sale export incentive	866	6,482	2,446
Government grant – Gold support price	1,064	-	-
Other	94	39	148
Greenstone Retirement Fund pay-out	250	-	-
Greenstone Provident Fund pay-out	-	363	-
Eersteling rock dump sale	-	217	-
	2,274	7,101	2,594

39

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

10	Other income (continued)

Government grant – Gold sale export incentive

From May, 2016 the Reserve Bank of Zimbabwe announced an export credit incentive (“ECI”) on the gold proceeds received for all large scale gold mine producers. On January 1, 2018 the export credit incentive decreased from 3,5% to 2,5% and on February 1, 2018, increased to 10%. All incentives granted by the Zimbabwean government were included in other income when determined receivable. All receipts were received in Blanket Mine’s RTGS$ account. In the monetary policy statement issued on February 20, 2019 the RBZ announced the cancellation of the ECI.

Government grant – Gold support price

From March 6, 2019 it became apparent that Blanket Mine’s sales proceeds received from Fidelity were calculated at a gross price of $44,000 per kilogram ($1,368.58 per ounce), which exceeded the prevailing London Bullion Market Association (“LBMA”) price. On May 12, 2019 the Company received confirmation from Fidelity of this windfall receipt, called the “gold support price”, which has been implemented to incentivise gold producers to increase gold production. The gold support price has not been increased as the LMBA gold price has subsequently increased above $1,368.58 per ounce.

Greenstone Retirement Fund pay-out

The Greenstone Retirement Fund (the “Fund”) was established with the aim to provide retirement benefits to employees of mines previously owned by Caledonia Mining South Africa Proprietary Limited. A surplus remained in the Fund after all members were retrenched or terminated in 1997 when the mines were closed. The Financial Services Board in South Africa appointed a tribunal that liquidated the Fund and concluded that the surplus of ZAR 3,6 million ($250) that remained in the Fund to be paid out to the former employer. On October 25, 2019 the surplus was paid out to Caledonia Mining South Africa Proprietary Limited.

11	Impairment loss on trade receivables

	2019	2018	2017

Impairment - 2017 royalty rebate	-	-	181

During 2016 Blanket Mine obtained a rebate on royalty payments made in 2015 of $181 for incremental gold production in 2016 compared to production in 2015. A receivable was recognised for the royalty amount overpaid to the revenue authorities in 2016 based on the pre-award rate. An impairment provision of $Nil (2018:181; 2017: $181) was raised against the receivable outstanding in 2017. The Zimbabwean government has been unable to put in place the modalities of implementing the royalty on incremental gold sales across the gold industry as a whole.

40

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

12	Net foreign exchange gain/(loss)

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ on the accounts held by their clients and pegged the RTGS$ at 1:1 to the US dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US dollar and traded at 16,77 RTGS$ to 1 US dollar as at December 31, 2019. On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

The table below illustrates the effect the weakening of the RTGS$ and other non-RTGS$ currencies had, against the US dollar, on the statement of profit or loss and other comprehensive income.

	2019	2018	2017

Unrealised Foreign exchange gain/(loss)	31,411	230	(379)
Realised foreign exchange loss	(1,750)	(7)	(1)
Net foreign exchange gain/(loss)	29,661	223	(380)

13	Leases

Leases as lessee

The Group leases administrative offices. The leases typically run for a period of 3 to 6 years, with an option to renew the lease after that date. The two leases over the administrative offices expire in 2021 and 2025 respectively.

Previously, leases were classified as operating leases under IAS 17. Information about leases for which the Group is a lessee is presented below.

41

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

13	Leases (continued)

i)	Right of use assets

Right of use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (refer note 18).

2019

Balance at January 1	263
Depreciation charge for the year	(112)
Additions to Right of use assets	248
Derecognition of Right of use assets	(64)
Foreign currency movement	2
Balance at December 31	337

ii)	Amounts recognised in profit or loss

2019
Leases under IFRS 16
Interest on lease liabilities	17

2018
Operating leases under IAS 17
Lease expense	105

iii)	Amounts recognised in statement of cash flows

2019

Total cash outflow for leases	124

An amount of $349 was recognised as part of Trade and other payables as at December 31, 2019 relating to the above leases.

42

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

14	Administrative expense

	2019	2018	2017

Investor relations	414	751	541
Audit fee	237	266	231
Advisory services fees	408	553	684
Listing fees	277	495	402
Directors fees Company	240	225	247
Directors fees Blanket Mine	31	52	40
Employee costs	3,030	2,917	2,781
Eersteling Gold Mine administration cost	17	212	142
Other office administration costs	691	697	444
Travel costs	292	297	399
	5,637	6,465	5,911

15	Finance income and finance costs

Finance income	2019	2018	2017

Interest received – Bank	146	53	38

Finance cost

Interest – Term loan (note 28)	165	92	155
Interest – Capitalised to Property, plant and equipment (note 18)	(165)	(92)	(155)
Unwinding of rehabilitation provision	20	20	25
Finance charges – Leases (note 13)	17	-	-
Finance charges – Overdraft	307	253	44
	344	273	69

43

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

16	Gold hedge

The Company entered into a 5 month hedge in respect of 4,500 ounces of gold per month from February to June 2019 through the purchase of put options with a strike price of $1,250 per ounce. The gold price never went below $1,250 per ounce and the hedge was concluded at a cost of $324.

The Company entered into a new hedge in November 2019 at a cost of $379. The new hedge was in the form of put options in respect of 4,600 ounces of gold for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At December 31, 2019 the mark-to-market valuation, that represents the fair value of the hedge amounted to $102 (2018: Nil).

Both hedges were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The total expense of the derivative contracts amounted to $601 (2018: $360) for the year.

17	Tax expense

	2019	2018	2017
Tax recognised in profit or loss

Current tax	7,311	3,783	4,995
Income tax– current year	6,802	2,523	3,702
Income tax – Prior year under provision	29	1,075	71
Withholding tax expense – current year	480	580	1,222
Withholding tax expense – Prior year over provision	-	(395)	-
Deferred tax expense	2,979	3,662	3,696
Origination and reversal of temporary differences	2,979	3,662	3,696

Tax expense – recognised in profit or loss	10,290	7,445	8,691

Tax recognised in other comprehensive income

Income tax - current year	-	-	-
Tax expense	10,290	7,445	8,691

44

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Unrecognised deferred tax assets

	2019	2018	2017

Eersteling Gold Mining Company Limited	-	4,989	4,989
Caledonia Holdings Zimbabwe (Private) Limited	421	-	-
Greenstone Management Services Holdings Limited	276	191	116
Tax losses carried forward	697	5,180	5,105

Taxable losses do not expire for the entities incurring taxable losses within the Group. Tax losses carried forward relate to Greenstone Management Services Holdings Limited (UK) and Caledonia Holdings Zimbabwe (Private) Limited. Unrecognised tax losses of Eersteling Gold Mining Company Limited amounted to $5 for 2019 and the unrecognised tax losses relating to the entity were transferred with the sale of the entity. Deferred tax assets have not been recognised in these entities as future taxable income is not deemed probable to utilise these losses against.

Tax paid	2019	2018	2017

Net income tax payable at January 1	(1,538)	(1,145)	(345)
Current tax expense	(7,310)	(3,783)	(4,995)
Foreign currency movement	3,168	46	(17)
Tax paid	5,517	3,344	4,212
Net income tax payable at December 31	(163)	(1,538)	(1,145)

45

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Reconciliation of tax rate

	2019	2018	2017
Profit for the year	50,401	13,756	11,896
Total tax expense	10,290	7,445	8,691
Profit before tax	60,691	21,201	20,587

Income tax at Company's domestic tax rate (1)	-	-	-
Tax rate differences in foreign jurisdictions (2)	16,232	6,465	6,546
Effect of income tax calculated in RTGS$ as required by PN26 (3)	(8,526)	-	-
Management fee – Withholding tax on deemed dividend portion (4)	224	337	538
Management fee – non-deductible deemed dividend (4)	652	579	925
Management fee – withholding tax current year	129	96	427
Management fee – non-deductible withholding tax prior year (5)	-	(664)	-
Withholding tax on intercompany dividend	128	110	90
Non-deductible royalty expenses	933	882	901
Other non-deductible expenditure	39	137	107
Export incentive income credit relating to 2016	-	-	(284)
Export incentive income exemption (6)	(124)	(1,649)	(630)
Change in tax estimates
- Zimbabwean income tax (7)	29	795	-
- South African income tax	63	220	-
- Other	-	61	(45)
Change in unrecognised deferred tax assets	511	76	116
Tax expense - recognised in profit or loss	10,290	7,445	8,691

(1)	Enacted tax rate in Jersey, Channel Islands is 0% (2018: 0%; 2017: 0%)
(2)	Subsidiaries registered in Zimbabwe and South Africa are subject to a corporate tax rate of 25,75% and 28% respectively.
(3)	In 2019 ZIMRA issued PN26 that was effected retrospectively from February 22, 2019. The public notice provided clarity on Section 4 (a) of the Finance Act [Chapter 23.04] of Zimbabwe, that requires a company earning taxable income to pay tax in the same or other specified currency that the income is earned. PN 26 clarifies that the calculation of taxable income be performed in RTGS$ and that the payment of the tax be in the ratio of the currency that the turnover is earned. The reconciliating item reconciles the profit before tax calculated using US dollars as the functional currency of the Zimbabwean entities to taxable income calculated in RTGS$.
(4)	Zimbabwean tax legislation changed during 2017 that gave rise to an additional withholding tax of 15% going forward on a portion of the intercompany management fee considered to be a deemed dividend. The new legislation resulted in this portion of the management fee being not deductible for income tax purposes in Zimbabwe from January 1, 2017.
(5)	Withholding tax on the management fee was provided for and paid at 15% in 2017. However, in the second quarter of 2018 management obtained confirmation from the ZIMRA that the withholding tax rate was reduced to 5% from February 1, 2017. The ZIMRA allowed an amount of $395 to be offset against outstanding income tax liabilities in Zimbabwe. The overpayment of withholding taxes on the management fee also resulted in a change of estimate reducing the 2017 non-deductible withholding tax in the South African subsidiary amounting to $269, estimated at 15%, to 5%. The change in estimate was accounted for prospectively in the 2018 year.
(6)	On March 23, 2018, the ZIMRA enacted a new finance act that provided for the export credit incentive to be tax exempt. The 2018 finance bill indicated that the export incentive income will be tax exempt from June 1, 2017. The new finance bill resulted in an income tax credit being applied in the 2018 income tax calculation giving rise to a credit for the export incentive income of 2017.
(7)	During the second quarter of 2018 management revised its estimated management fee fair value previously deducted against taxable income in the prior years. Management approached ZIMRA and reached a settlement on the amount allowed as a deduction. No penalties or interests were incurred.

46

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

17	Tax expense (continued)

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets		Liabilities		Net
	2019	2018	2019	2018	*2019	*2018

Property, plant and equipment	-	-	(4,195)	(24,930)	(4,195)	(24,930)
Allowance for obsolete stock	22	258		-	22	258
Prepayments	-	-	(4)	(3)	(4)	(3)
Unrealised foreign exchange	309	34	-	-	309	34
Trade and other payables	739	-	-	-	739	-
Share based payments	5	13	-	-	5	13
Provisions	58	1,386	-	-	58	1,386
Other	-	12	-	-	-	12
Tax assets/ (liabilities)	1,133	1,703	(4,199)	(24,933)	(3,066)	(23,230)

* The deferred tax liability consists of a deferred tax asset of $63 (2018: $98) from the South African operation and a net deferred tax liability of $3,129 (2018: $23,328) due to the Zimbabwean operation. The amounts are in different tax jurisdictions and cannot be offset. The amounts are presented as part of Non-current assets and a Non-current liabilities in the Statements of financial position. The deferred tax asset recognised is supported by evidence of probable future taxable income.

Movement in recognised deferred tax assets and liabilities

	Balance January 1, 2019	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2019
Property, plant and equipment	(24,930)	(4,561)	25,296	(4,195)
Allowance for obsolete stock	258	11	(247)	22
Prepayments	(3)	-	(1)	(4)
Unrealised foreign exchange	34	519	(244)	309
Trade and other payables	486	1,093	(840)	739
Share based payments	13	(9)	1	5
Provisions	852	11	(805)	58
Other	60	(43)	(17)	-
Total	(23,230)	(2,979)	23,143	(3,066)

	Balance January 1, 2018	Recognised in profit or loss	Foreign exchange movement	Balance December 31, 2018
Property, plant and equipment	(20,985)	(3,945)	-	(24,930)
Allowance for obsolete stock	35	223	-	258
Prepayments	(4)	-	1	(3)
Unrealised foreign exchange	97	(63)	-	34
Trade and other payables	429	57	-	486
Share based payments	12	3	(2)	13
Provisions	813	47	(8)	852
Other	48	16	(4)	60
Total	(19,555)	(3,662)	(13)	(23,230)

47

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Cost
Balance at January 1, 2018	9,434	61,498	6,967	27,881	943	2,329	109,052
Additions**	-	18,719	-	899	202	95	19,915
Impairments***	-	(60)	-	(529)	(216)	(17)	(822)
Assets held for sale	(140)	(74)	-	-	-	-	(214)
Reallocations between asset classes	1,068	(5,525)	-	4,457	-	-	-
Foreign exchange movement	(23)	(49)	-	(33)	(6)	(5)	(116)
Balance at December 31, 2018	10,339	74,509	6,967	32,675	923	2,402	127,815

Balance at January 1, 2019	10,339	74,509	6,967	32,675	923	2,402	127,815
Initial recognition of right of use assets	409	-	-	-	-	-	409
Additions**	267	19,020	172	897	88	151	20,595
Impairments***	-	-	-	(144)	-		(144)
Disposals	(212)	-	-	-	-	(16)	(228)
Reallocations between asset classes	25	(2,989)	-	2,964	-	-	-
Foreign exchange movement	5	2	-	3	7	1	18
Balance at December 31, 2019	10,833	90,542	7,139	36,395	1,018	2,538	148,465

There are commitments to purchase plant and equipment totalling $560 (2018: $3,981) at year end.

* Included in additions to mine development, infrastructure and other assets is an amount of $1,882 (2018: $1,958) relating to rehabilitation asset capitalised, refer note 26.

** Included in additions is an amount of $20,093 (2018: $19,323) relating to capital work in progress (“CWIP”) and contains $165 (2018: $61) of borrowing costs capitalised from the term loan. As at year end $76,847 of CWIP was included in the closing balance (2018: $62,624).

*** The auto-tap transformer was written off due to the large voltage fluctuations at Blanket Mine that caused it to burn out.

48

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

	Land and buildings	Mine development, infrastructure and other	Exploration and Evaluation assets	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Accumulated depreciation and Impairment losses
Balance at January 1, 2018	3,636	5,172	-	15,382	761	2,023	26,974
Depreciation for the year	775	649	-	2,404	99	144	4,071
Impairments	-	-	-	(429)	(170)	(15)	(614)
Foreign exchange movement	-	-	-	-	(41)	(2)	(43)
Balance at December 31, 2018	4,411	5,821	-	17,357	649	2,150	30,388

Balance at January 1, 2019	4,411	5,821	-	17,357	649	2,150	30,388
Initial recognition of right of use assets	146	-	-	-	-	-	146
Depreciation for the year	1,005	504	-	2,693	99	133	4,434
Impairments	-	-	-	-	-	-	-
Disposals	(149)	-	-	-	-	(16)	(165)
Foreign exchange movement	-	-	-	-	5	6	11
Balance at December 31, 2019	5,413	6,325	-	20,050	753	2,273	34,814

Carrying amounts
At December 31, 2018	5,928	68,688	6,967	15,318	274	252	97,427
At December 31, 2019	5,420	84,217	7,139	16,345	265	265	113,651

49

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

18	Property, plant and equipment (continued)

Economic recovery

Items of Property, plant and equipment are depreciated over the LoMP, which includes planned production from inferred resources. These inferred resources are included in the calculation when the economic recovery thereof is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2018. The pay limit has ranged from 2.3 g/t in 2008 to 2.1. g/t in 2019 while the recovered grade has ranged from 4.0 g/t to 3.26 g/t over the period. All-in-sustaining-cost* has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.

* All-in sustaining cost (“AISC”) per ounce, is calculated as the on-mine cost per ounce to produce gold (which includes production costs before intercompany eliminations and exploration costs) plus royalty paid, additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg, London and Jersey), costs associated with maintaining the operating infrastructure and resource base that are required to maintain production at the current levels (sustaining capital investment), the share-based expense arising from the LTIP less silver by-product revenue and the export incentive credit

19	Inventories

	2019	2018

Consumable stores	10,716	9,210
Gold in process	376	217
	11,092	9,427

Consumables stores are disclosed net of any write downs or provisions for obsolete items, which amounted to $912 (2018: $911).

20	Trade and other receivables

	2019	2018

Bullion revenue receivable	2,987	2,695
VAT receivables	1,765	2,743
Deferred consideration on the disposal of subsidiary	1,991	-
Deposits for stores and equipment and other receivables	169	954
	6,912	6,392

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in notes 7 and 31. The net carrying value of trade receivables is considered a reasonable approximation of fair value and are short-term in nature. Refer to note 22.1 for terms of deferred consideration on the disposal of subsidiary. No provision for expected credit losses were recognised as all scheduled payments were received up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen.

50

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

21	Cash and cash equivalents

	2019	2018

Bank balances	9,383	11,187
Cash and cash equivalents in the statement of financial position	9,383	11,187
Bank overdrafts used for cash management purposes	(490)	-
Net cash and cash equivalents at year end	8,893	11,187

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 31.

	Denomination RTGS$	Interest rate
Overdraft facilities
Stanbic Bank	15,000,000	25%
First Capital Bank	10,000,000	26%

22	Eersteling

22.1	Sale of subsidiary

On May 31, 2018 the Group entered into an amended share sale agreement with SH Mineral Investments Proprietary Limited (“SH Minerals”) to sell the shares and claims of Eersteling Gold Mining Company Limited (“Eersteling”), a South African subsidiary previously consolidated as part of the Group, that has been on care and maintenance since 1997. The amended share sale agreement allowed for a purchase price of $3 million which would be settled by three payments of $1 million payable on the completion date, 12 and 18 months after the completion date. On January 31, 2019 all suspensive conditions for the sale were met and the Group transferred the registered and beneficial ownership of Eersteling to SH Minerals. During 2019, $1 million was received and $901 was received post year end as payment towards the purchase price.

51

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

22	Eersteling (continued)

22.1	Sale of subsidiary (continued)

Details of the disposal are as follows:

Carrying amounts of net assets over which control was lost:	2019
Non-current assets
Property, plant and equipment	227

Current assets
Trade and other receivables	84
Total assets	311

Non-current liabilities
Rehabilitation provision	650

Current liabilities
Trade and other payables	8
Total liabilities	658

Consideration receivable:
Cash received	1,000
Deferred consideration (at January 31, 2019)	1,953
Total consideration	2,953

Profit on sale of subsidiary:
Net liabilities derecognised	347
Cumulative exchange differences in respect of the net liabilities of the subsidiary reclassified from equity on loss of control of subsidiary	2,109
Fair value of consideration receivable (at January 31, 2019)	2,953
Profit on sale of subsidiary	5,409

At the date of approval of these financial statements $901 remained outstanding from SH Minerals and is expected to be received in July of 2020.

22.2	Disposal group held for sale

As at December 31, 2018, management concluded that the Eersteling disposal group will be recovered principally through a sale transaction rather than through continuing use and that the sale of Eersteling had become highly probable as one of the two suspensive conditions in the new share sale agreement had been met.

52

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

22	Eersteling (continued)

22.2	Disposal group held for sale (continued)

As at December 31, 2018 the disposal group held for sale was stated at its carrying amount.

	2019	2018
Non-current assets
Property, plant, and equipment	-	214

Current assets
Trade and other receivables	-	80
Cash and cash equivalents	-	2
Assets held for sale	-	296

Non-current liabilities
Rehabilitation provision	-	602

Current liabilities
Trade and other payables	-	7
Liabilities associated with assets held for sale	-	609

23	Share capital

Authorised

Unlimited number of ordinary shares of no par value.

Unlimited number of preference shares of no par value.

Issued ordinary shares	Number of fully paid shares*	Amount
January 1, 2017	10,651,936	55,002
Shares repurchased	(118,063)	(146)
Issued during the year	69,280	246
December 31, 2017	10,603,153	55,102
Issued during the year	-	-
December 31, 2018	10,603,153	55,102
Issued during the year (refer note 27.1)	159,888	963
December 31, 2019	10,763,041	56,065

* Amounts stated after the 1:5 share consolidation effected June 26, 2017.

53

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

24	Reserves

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Share-based payment reserve

The share-based payment reserve comprises the fair value of equity instruments granted to employees, directors and service providers under share option plans and equity instruments issued to Blanket’s indigenous shareholders under Blanket Mine’s Indigenisation Transaction (refer note 6).

Contributed surplus

The contributed surplus reserve comprises the reduction in stated capital as approved by shareholders at the special general meeting on January 24, 2013 to be able to commence dividend payments.

Reserves
	2019	2018	2017

Foreign currency translation reserve	(8,621)	(6,561)	(5,885)
Equity-settled share-based payment reserve (note 27.2)	16,760	16,760	16,746
Contributed surplus	132,591	132,591	132,591
Total	140,730	142,790	143,452

54

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

25	Earnings per share

Weighted average number of shares – Basic earnings per share

(In number of shares)	Note	2019	2018	2017

Issued shares at beginning of year	23	10,603,153	10,603,153	52,787,428
Share consolidation		-	-	(42,135,492)
Issued shares post consolidation		10,603,153	10,603,153	10,651,936
Weighted average shares repurchased		-	-	(60,978)
Weighted average shares issued		138,736	-	16,924
Weighted average number of shares at December 31		10,741,889	10,603,153	10,607,882

Weighted average number of shares – Diluted earnings per share (In number of shares)	2019	2018	2017

Weighted average shares at December 31	10,603,851	10,603,153	10,607,882
Effect of dilutive options	143,267	698	9,622
Weighted average number of shares (diluted) at December 31	10,747,118	10,603,851	10,617,504

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the year during which the options were outstanding. Options of 32,771 (2018: 37,302; 2017: 18,378), were excluded from the dilutive earnings per share calculation as these options were anti-dilutive.

The quantity of options outstanding as at year end that were out of the money amounted to 18,000 (2018: 18,000) options.

55

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

25	Earnings per share (continued)

The calculation of total basic and diluted earnings per share for the year ended December 31, 2019 was based on the adjusted profit attributable to shareholders as follows:

	2019	2018	2017
Profit for the year attributable to owners of the Company (basic and diluted)	42,018	10,766	9,384
Blanket Mine Employee Trust Adjustment	(986)	(280)	(210)
Profit attributable to ordinary shareholders (basic and diluted)	41,032	10,486	9,174
Basic earnings per share - $	3.82	0.99	0.86
Diluted earnings per share - $	3.81	0.99	0.86

Basic earnings are adjusted for the amounts that accrue to other equity holders of subsidiaries upon the full distribution of post-acquisition earnings to shareholders.

Diluted earnings is calculated on the basis that the unpaid ownership interests of Blanket Mine’s indigenous shareholders are effectively treated as options whereby the weighted average fair value for the period of the Blanket Mine shares issued to the indigenous shareholders and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive. The difference between the number of Blanket Mine shares subject to the settlement of the loan accounts and the number of Blanket Mine shares that would have been issued at the average fair value is treated as the issue of shares for no consideration and regarded as dilutive shares. The calculated dilution is taken into account with additional earnings attributable to the dilutive shares in Blanket Mine, if any. The interest of the NIEEF and Fremiro shareholdings were anti-dilutive in the current and prior year (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to shareholders.

56

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

26	Provisions

Site restoration

Site restoration relates to the estimated cost of closing down the mines and represents the site and environmental restoration costs, estimated to be paid throughout the period up until closure due to areas of environmental disturbance present at the reporting date as a result of mining activities. In the case of Blanket Mine the costs of site restoration are discounted based on the estimated life of mine. Site restoration costs at Blanket Mine are capitalised to mineral properties depreciated at initial recognition and amortised systematically over the estimated life of the mine for costs relating to the decommissioning of property, plant and equipment.

Reconciliation of site restoration provision	2019	2018
Balance at January 1	3,309	3,797
Reclassified to Liabilities associated with assets held for sale	-	(602)
Foreign exchange movement	-	(97)
Unwinding of discount	20	20
Rehabilitation performed	-	(54)
Change in estimate during the year
- adjusted through profit or loss	-	84
- adjustment capitalised in Property, plant and equipment	17	161
Balance at December 31	3,346	3,309

The discount rates currently applied in the calculation of the net present value of the Blanket Mine provision is 2.31% (2018: 2.95%), based on a risk-free rate and cash flows estimated at an average 2.27% inflation (2018: 2.13%). The gross rehabilitation costs before discounting amounted to $3,603 (2018: $3,604) for Blanket Mine as at December 31, 2019.

27	Share-based expenses
27.1	Cash-settled share-based expense

The Group has separately disclosed the following cash-settled share-based payment arrangements in the statements of profit or loss and other comprehensive income for the years ended December 31:

	Note	2019	2018	2017

Restricted Share Units and Performance Units	27.1.(a)	616	218	853
Caledonia Mining South Africa employee incentive scheme	27.1.(b)	73	97	123
		689	315	976

57

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)
27.1	Cash-settled share-based expense (continued)
(a)	Restricted Share Units and Performance Units

Certain key management members were granted Restricted Share Units (“RSUs”) and Performance Units (“PSUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan. All RSUs and PSUs were granted and approved by the Compensation Committee of the Board of Directors.

The RSUs will vest three years after grant date given that the service condition of the relevant employees is fulfilled. The value of the vested RSUs will be the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the Plan and in the award agreements, on date of settlement.

The PSUs have a service condition and a performance period of three years. The performance condition is a function of production cost, gold production and central shaft depth targets on certain specified dates. The number of PSUs that will vest will be the PSUs granted multiplied by a performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price calculated at the average Bank of Canada noon rate immediately preceding the dividend payment. PSUs have rights to dividends only after they have vested.

RSUs and PSUs were originally granted to be settled in cash. On May 8, 2018 the Board approved amendments to the awards to allow for settlement of the vesting date value in cash or shares issuable at fair market value or a combination of both at the discretion of the unit holder.

The fair value of the RSUs, at the reporting date, was based on the Black Scholes option valuation model. The fair value of the PSUs, at the reporting date, was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2018: 85%; 2017: 94%) average performance multiplier was used in calculating the estimated liability. The liability as at December 31, 2019 amounted to $524 (December 31, 2018: $2,043). Included in the liability as at December 31, 2019 is an amount of $107 (December 31, 2018: $43; December 31, 2017: $311) that was expensed and classified as production costs; refer note 9. During the year PSUs and RSUs to the value of $2,243 vested of which $963 was issued as share capital.

58

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)
27.1	Cash-settled share-based expense (continued)
(a)	Restricted Share Units and Performance Share Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December 31:

	2019			2018
	RSUs	PSUs	RSUs	PSUs
Fair value ($)	$8.46	$8.19	$5.46	$5.46
Share price ($)	$8.46	$8.46	$5.46	$5.46
Performance multiplier percentage	-	93-100%	-	85%

Share units granted:
	RSUs	PSUs	RSUs	PSUs
Grant - January 11, 2016	60,645	242,579	60,645	242,579
Grant - March 23, 2016	10,965	43,871	10,965	43,871
Grant - June 8, 2016	5,117	20,470	5,117	20,470
Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant – January 19, 2019	-	124,027	-	-
Grant – June 8, 2019	-	14,672	-	-
RSU dividend reinvestments	11,316	-	10,960	-
Settlements	(87,434)	(306,920)
Total awards at December 31	5,052	156,473	92,130	324,694

On January 11, 2020 and January 19, 2020 an aggregate of 121,332 PSUs and 17,585 RSUs were awarded to executives as well as to certain senior management of the companies in the Group.

(b)	Caledonia Mining South Africa employee incentive scheme

From July 2017, Caledonia Mining South Africa Proprietary Limited granted 52,282 awards respectively to certain of its employees that entitle them to a cash pay-out at the Company’s share price on November 30 each year over a 3 year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £6.07 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $16 (December 31, 2018: $47) and the expense amounted to $73 (December 31, 2018: $97; December 31, 2017: $123) for the year ended December 31, 2019. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on December, 31:

	2019	2018
	Awards
Grant - July 2017 (3 year term)	37,330	37,330
Grant - August 2018 (3 year term)	5,918	5,918
Grant - August 2019 (3 year term)	9,034	-
Awards paid out	(44,985)	(26,864)
Total awards outstanding December 31	7,297	16,384

Estimated awards expected to vest at December 31	100%	100%

59

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)
27.2	Equity-settled share-based expense

The Group has expensed the following equity-settled share-based payment arrangements for the years ended December 31:

	Note	2019	2018	2017
Share option programmes	27.2 (a)	-	14	29
Facilitation and advanced dividend loan modification	27.2 (b)	-	-	806
		-	14	835

(a)	Share option programmes

The Omnibus Equity Incentive Compensation Plan (“OEICP”) was established for grants after May 2015. Share options issued before May 2015 were issued in terms of the Rolling Stock Option Plan (“RSOP”), which was superseded by the OEICP. In accordance with the OEICP, options are granted at an exercise price equal to the greater of volume weighted average trading price for the five days prior to grant or the closing price on the day immediately prior to the date of grant. The options vest according to dates set at the discretion of the Compensation Committee of the Board of Directors at the date of grant. All outstanding option awards that have been granted, pursuant to the plan, vest immediately.

Terms and conditions of share option programmes

The maximum term of the options under the OEICP is 10 years and under the RSOP 5 years. The terms and conditions relating to the grant of options under the RSOP are that all options are to be settled by physical delivery of shares. Equity-settled share-based payments under the OEICP will also be settled by physical delivery of shares. Under both plans the aggregate number of shares that may be issued pursuant to the grant of options, or under any other share compensation arrangements of the Company, will not exceed 10% of the aggregate issued and outstanding shares issued of the Company.

At December 31, 2019, the Company has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	Canadian $
5,000	4.00	Oct 8, 2020
18,000	11.50	Oct 13, 2021
5,000	8.10	May 30, 2022
10,000	9.30	Aug 25, 2024
38,000

60

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

27	Share-based expenses (continued)
27.2	Equity-settled share-based expense (continued)
(a)	Share option programmes (continued)

The continuity of the options granted, exercised, cancelled and expired under the Plan were as follows:

	Number of Options*	Weighted Avg. Exercise Price
		Canadian $*

Options outstanding and exercisable at January, 2017	92,280	5.85
Granted	5,000	8.10
Exercised	(69,280)	4.50
Options outstanding and exercisable at December 31, 2017	28,000	9.55
Granted	10,000	9.30
Exercised	-	-
Options outstanding and exercisable at December 31, 2018	38,000	9.48
Granted	-	-
Exercised	-	-
Options outstanding and exercisable at December 31, 2019	38,000	9,48

The weighted average remaining contractual life of the outstanding options is 2.14 years (2018: 3.14 years).

61

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

27.2	Equity-settled share-based expense (continued)
(a)	Share option programmes (continued)

Inputs for measurement of grant date fair values

The fair value of share-based payments noted above was estimated using the Black-Scholes Option Pricing Model as the fair value of the services could not be estimated reliably. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The following assumptions were used in determining the fair value of the options:

Options granted	10,000	* 5,000	* 18,000
Grant date	February 27, 2018	May 30, 2018	October 13, 2017
Risk-free interest rate	2,86%	2.40%	0.53%
Expected stock price volatility (based on historical volatility)	32%	118%	119%
Expected option life in years	3	3	5
Exercise price	CAD 9.30	* CAD 8.10	* CAD 11.50
Share price at grant date	CAD 9.30	* CAD 8.10	* CAD 11.50
Fair value at grant date	$1.40	* $5.81	* $9.45

The exercise price was determined as the prevailing Toronto Stock Exchange share price on the day of the grant. Expected volatility has been based on an evaluation of the historical volatility of the Company’s share price. The expected term has been based on historical experience. The share-based payment expense relating to the grants amounted to $Nil (2018: $14; 2017: $29).

* Amounts stated after the 1:5 share consolidation effected on June 26, 2017.

(b)	Facilitation and advance dividend loan modification

On June 23, 2017, the Group, Blanket Mine and the indigenous shareholders reached agreement to change the interest rate on the facilitation and advanced dividend loans from the previously agreed 12 month LIBOR + 10% to the lower of a fixed rate of 7.25% per annum, payable quarterly or 80% of the dividends paid in the financial quarter. The modification was beneficial to the indigenous shareholders and resulted in an equity-settled share-based payment expense of $806. The Monte Carlo simulation approach was followed to value the fair value of the indigenous shareholders’ equity before and after the modification date. The fair value of the indigenous shareholders’ equity was based on simulating the future Blanket Mine dividend yields.

The following assumptions were used in determining modification of the expense:

Modification date	June 23, 2017
Blanket Mine dividend yield	23.70% - 89.88%
Risk free interest rate	$ swap curve
Group market capitalisation at grant date ($’000)	$68,436

62

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

28	Loans and borrowings

	2019	2018	2017

Balance at January 1	5,960	1,486	2,987
Cash flows
Repayment
- Capital	-	(1,500)	(1,500)
- Interest	(130)	(58)	(156)
Proceeds	2,340	6,000	-
Transaction cost	(46)	(60)	-
Unrealised foreign exchange	(5,818)	-	-

Non-cash flows
Interest	165	92	155
Balance at December 31	2,471	5,960	1,486

Long-term portion of term loan facility	1,942	5,960	-
Short-term portion of term loan facility	529	-	1,486

Finance costs are accounted for in note 15 on the effective interest rate method.

Terms and repayment schedule

The terms and conditions of outstanding loans are as follows on December 31:

				2019		2018
	Currency	Nominal interest rate	Year of maturity	Face value	Carrying amount	Face value	Carrying amount

Unsecured bank loan - Stanbic	RTGS$	25%	2021	384	384	5,960	5,960
Unsecured bank loan - First Capital	RTGS$	26%	2021	2,087	2,087	-	-
Total				2,471	2,471	5,960	5,960

The Stanbic loan is repayable in as a single bullet payment in December of 2021 and the First Capital loan is repayable by way of 4 quarterly instalments commencing December 2020.

63

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

29	Trade and other payables

	2019	2018

Trade payables and accruals	2,825	2,510
Electricity accrual	626	4,054
Lease liability (note 13)	349	-
Audit fee	370	239
Shareholders for dividend	364	215
Other payables	582	475
Financial liabilities	5,116	7,493
Production and management bonus accrual - Blanket Mine	1,092	-
Other employee benefits	546	669
Leave pay	1,943	1,889
Non-financial liabilities	3,581	2,558
Total	8,697	10,051

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 7 and note 31.

64

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

30	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2019	2018	2017

Operating profit	60,889	21,421	20,618
Adjustments for:
Loss on sale of Property, plant and equipment	-	-	2
Impairment of Property, plant and equipment	144	208	12
Profit on disposal of subsidiary	(5,409)	-	-
Scrapping of Property, plant and equipment	63	-	-
Unrealised foreign exchange (gain)/loss	(31,307)	(243)	121
Cash-settled share-based payment expense	689	228	897
Cash-settled share-based payment expense included in operating cost	107	43	311
Equity-settled share-based payment expense	-	14	835
Settlement of cash-settled share-based payments	(1,384)	-	-
Site restoration	-	30	36
Depreciation	4,434	4,071	3,763
Allowance for obsolete stock	-	15	32
Provision for impairment – royalty rebate (note 11)	-	-	181
Unrealised portion of gold hedge	(102)	-	-
Net cash used for assets and liabilities held for sale	-	(2)	-
Cash generated by operations before working capital changes	28,124	25,785	26,808
Inventories	(1,655)	(277)	(1,975)
Prepayments	(2,099)	(62)	82
Trade and other receivables	393	(1,916)	(1,437)
Trade and other payables	(878)	(2,411)	5,407
Cash flows from operating activities	23,885	21,119	28,885

65

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments
i)	Credit risk

Exposure to credit risk

The carrying amount of financial assets as disclosed in the statements of financial position and related notes represents the maximum credit exposure. The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

Carrying amount	December 31, 2019	December 31, 2018

Zimbabwe	3,123	3,639
Jersey, Channel Islands	2,003	-
Other regions	20	10
	5,146	3,649

ii)	Liquidity risk

The following are the contractual maturities of financial liabilities, including contractual interest payments and excluding the impact of netting agreements.

Non-derivative financial liabilities
December 31, 2019	Carrying amount	12 months or less	1-3 Years
Trade and other payables	5,116	5,116	-
Term loan facility	2,471	-	2,471
	7,587	5,116	2,471

December 31, 2018	Carrying amount	12 months or less	1-3 Years
Trade and other payables	7,493	7,493	-
Term loan facility	5,960	-	5,960
	13,453	7,493	5,960

iii)	Currency risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currency that it transacts in and the functional currency. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in US dollar in the Group’s consolidated financial statements.

66

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments (continued)
iii)	Currency risk (continued)

The fluctuation of the US dollar in relation to other currencies that entities within the Group may transact in will consequently have an effect upon the profitability of the Group and may also effect the value of the Group’s assets and liabilities. As noted below, the Group has certain financial assets and liabilities denominated in currencies other than the functional currency of the Company. To reduce exposure to currency transaction risk, the Group regularly reviews the currency in which it spends its cash to identify and avoid specific expenditures in currencies that experiences inflationary pressures. Further the Group aims to maintain cash and cash equivalents in US Dollar to avoid foreign exchange exposure and to meet short-term liquidity requirements.

Sensitivity analysis

As a result of the Group’s monetary assets and liabilities denominated in foreign currencies which is different to the functional currency of the underlying entities, the profit or loss and equity in the underlying entities could be affected by movements between the functional currency and the foreign currency. The table below indicates consolidated monetary assets/(liabilities) in the group that have a different functional currency and foreign currency.

	2019 $‘000		2018 $‘000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	57	4,176	57	8,147
Trade and other receivables	-	1,735	-	126
Trade and other payables	-	(179)	-	(345)
Term loan	-	(2,471)	-	(5,960)
Overdraft	-	(490)	-	-
	57	2,771	57	1,968

A reasonably possible strengthening or weakening of 5% of the various functional currencies against the foreign currencies, would have the following equal or opposite effect on profit or loss and equity for the group:

	2019 $‘000		2018 $’000
	Functional currency		Functional currency
	ZAR	$	ZAR	$
Cash and cash equivalents	3	199	3	388
Trade and other receivables	-	82	-	6
Trade and other payables	-	9	-	(16)
Term loan	-	(117)	-	(283)
Overdraft	-	(23)	-	-
	3	150	3	95

67

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

31	Financial instruments (continued)
iv)	Interest rate risk

The group's interest rate risk arises from Loans and borrowings, overdraft facility and cash held. The Loans and borrowings, overdraft facility and cash held have variable interest rate borrowings. Variable rate borrowings expose the group to cash flow interest rate risk. The group has not entered into interest rate swap agreements.

The Group’s assets and liabilities exposed to interest rate fluctuations as at year end is summarised as follows:

	2019	2018
Cash and cash equivalents	9,383	11,187
Term loan	(2,471)	(5,960)
Overdraft	(490)	-

Interest rate risk arising is offset by available cash and cash equivalents. The table below summarises the effect of a change in finance cost on the Group’s profit or loss and equity, had the rates charged differed.

Sensitivity analysis – Cash and cash equivalents	2019	2018
Increase by 100 basis points	94	111
Decrease by 100 basis points	(94)	(111)

Sensitivity analysis – Term loan	2019	2018

Increase by 100 basis points	(25)	(60)
Decrease by 100 basis points	25	60

Sensitivity analysis – Overdraft	2019	2018

Increase by 100 basis points	(5)	-
Decrease by 100 basis points	5	-

32	Dividends

	2019	2018	2017

Dividends paid to owners of the Company (Excluding NCI)	2,968	2,908	2,904

The quarterly dividend policy of paying 6,875 cents per share was increased to 7,5 cents from January 3, 2020.

33	Contingencies

The Group may be subject to various claims that arise in the normal course of business. Management believes there are no contingent liabilities.

68

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

34	Related parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity. Directors of the company, as well as certain executives are considered key management.

Employee contracts between Caledonia Mining South Africa Proprietary Limited, the Company and key management, include an option for respective key management to terminate such employee contract in the event of a change in control of the Company and to receive a severance payment equal to two years’ compensation. If this was triggered as at December 31, 2019 the severance payment would have amounted to $4,051 (2018: $5,221). A change in control would constitute:

•	the acquisition of more than 50% of the shares; or
•	the acquisition of right to exercise the majority of the voting rights of shares; or
•	the acquisition of the right to appoint the majority of the board of directors; or
•	the acquisition of more than 50% of the assets of the Group.

Key management personnel and director transactions:

A number of related parties transacted with the Group in the reporting period. The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

	2019	2018	2017
Key management salaries and bonuses	2,362	2,476	2,041
Cash-settled share-based expense*	723	261	1,164
	3,085	2,737	3,205

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 27.1(a)). Group entities are set out in note 35.

Refer to note 6 and note 37 for transactions with Non-controlling interests. Refer to note 36 for management fees between Caledonia Mining South Africa Proprietary Limited and Blanket Mine (1983) (Private) Limited.

* Amount inclusive of $107 (2018: $43) classified as production costs.

69

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

35	Group entities

	Functional currency	Country of incorporation	Legal shareholding		Intercompany balances with holding company
			2019	2018	2019	2018
Subsidiaries of the Company			%	%
Caledonia Holdings Zimbabwe (Private) Limited	$	Zimbabwe	100	100	-	-
Caledonia Mining Services Limited	$	Zimbabwe	100	100	-	-
Fintona Investments Proprietary Limited	ZAR	South Africa	100	100	(14,859)	(14,859)
Caledonia Mining South Africa Proprietary Limited	ZAR	South Africa	100	100	1,750	(565)
Greenstone Management Services Holdings Limited	$	United Kingdom	100	100	14,902	9,813
Blanket Mine (1983) (Private) Limited	$	Zimbabwe	(2)49	(2)49	(400)	-
Blanket Employee Trust Services (Private) Limited (BETS) (1)	$	Zimbabwe	-	-	-	-

(1) BETS and the Community Trust are consolidated as structured entities.

(2) Refer to note 6, for the effective shareholding. NCI has a 16.2% interest in cash flows of Blanket only.

70

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprise Caledonia Holdings Zimbabwe Limited and subsidiaries. The South Africa geographical segment comprise a gold mine in 2018, sold in 2019, that was on care and maintenance, as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company and Greenstone Management Services Holdings Limited (UK) responsible for administrative functions within the group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Corporate and other reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Information about reportable segments 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	75,826	15,973	(15,194)	(779)	75,826
Royalties	(3,854)	-	-	-	(3,854)
Production costs	(36,278)	(13,740)	13,618	-	(36,400)
Depreciation	(4,645)	(90)	350	(49)	(4,434)
Management fee*	(2,798)	2,798	-	-	-
Other income	2,016	258	-	-	2,274
Other expenses	(498)	(168)	-	-	(666)
Administrative expenses	(126)	(1,736)	-	(3,775)	(5,637)
Cash-settled share-based expense	(234)	(166)	-	(289)	(689)
Net Foreign exchange gain	29,634	9	-	18	29,661
Net finance cost	(299)	57	-	44	(198)
Profit on sale of subsidiary	-	-	-	5,409	5,409
Gold hedge expense	-	-	-	(601)	(601)
Profit before tax	58,744	3,195	(1,226)	(22)	60,691
Tax expense	(9,529)	(825)	192	(128)	(10,290)
Profit for the year	49,215	2,370	(1,034)	(150)	50,401

Of the management fee $627 was receivable and payable at year end (2018: $1,871).

71

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Information about reportable segments 2019	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,608	3,383	(139)	4,987	29,839
Non-current (excluding intercompany)	115,611	315	(2,456)	244	113,714
Expenditure on property, plant and equipment	21,465	47	(1,165)	248	20,595
Intercompany balances	-	8,869	(52,783)	43,914	-

Geographic segment liabilities
Current (excluding intercompany)	(7,177)	(1,546)	-	(627)	(9,350)
Non-current (excluding intercompany)	(9,085)	(17)	140	(524)	(9,486)
Intercompany balances	(2,441)	(32,558)	52,783	(17,784)	-

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Revenue	68,399	12,554	(12,166)	(388)	68,399
Royalties	(3,426)	-	-	-	(3,426)
Production costs	(39,186)	(11,328)	11,199	-	(39,315)
Depreciation	(4,366)	(32)	327	-	(4,071)
Management fee*	(2,650)	2,650	-	-	-
Other income	6,482	366	-	253	7,101
Other expenses	(296)	-	-	(40)	(336)
Administrative expenses	(159)	(2,433)	-	(3,873)	(6,465)
Cash-settled share-based expense	(84)	(137)	-	(94)	(315)
Equity-settled share-based expense	-	-	-	(14)	(14)
Net Foreign exchange gain/(loss)	133	(327)	-	417	223
Net finance cost	(262)	17	-	25	(220)
Gold hedge expense	-	-	-	(360)	(360)
Profit before tax	24,585	1,330	(640)	(4,074)	21,201
Tax expense	(7,085)	(387)	153	(126)	(7,445)
Profit for the year	17,500	943	(487)	(4,200)	13,756

72

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Information about reportable segments 2018	Zimbabwe	South Africa	Inter-group elimination adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	21,505	3,489	(91)	3,265	28,168
Non-current (excluding intercompany)	98,700	466	(1,641)	-	97,525
Expenditure on property, plant and equipment	20,436	370	(891)	-	19,915
Intercompany balances	-	6,926	(46,240)	39,314	-
Assets held for sale	-	296	-	-	296

Geographic segment liabilities
Current (excluding intercompany)	(10,445)	(1,403)	-	(350)	(12,198)
Non-current (excluding intercompany)	(33,043)	(47)	446	(2,043)	(34,687)
Intercompany balances	(1,345)	(33,032)	46,240	(11,863)	-
Liabilities directly associated with assets held for sale		(609)	-	-	(609)

Information about reportable segments 2017	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	69,762	-	-	-	69,762
Inter-segmental revenue	-	15,247	(15,061)	(186)	-
Royalties	(3,498)	-	-	-	(3,498)
Production costs	(36,753)	(14,751)	15,324	-	(36,180)
Depreciation	(4,019)	(53)	309	-	(3,763)
Management fee	(3,960)	3,960	-	-	-
Other income	2,358	205	-	31	2,594
Other expenses	-	(14)	-	-	(14)
Impairment loss on trade receivables	(181)	-	-	-	(181)
Administrative expenses	(40)	(2,258)	-	(3,613)	(5,911)
Cash-settled share-based expense	(581)	-	-	(395)	(976)
Equity-settled share-based expense	(806)	-	-	(29)	(835)
Net foreign exchange (loss)/gain	(375)	207	-	(212)	(380)
Net finance cost	(69)	10	-	28	(31)
Profit before tax	21,838	2,553	572	(4,376)	20,587
Tax expense	(7,587)	(1,104)	-	-	(8,691)
Profit for the year	14,251	1,449	572	(4,376)	11,896

73

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

36	Operating Segments (continued)

Major customer

Revenues from Fidelity in Zimbabwe amounted to $75,826 (2018: $68,399; 2017: $69,762).

37	Non-controlling interests

Blanket Mine (1983) (Private) Limited NCI % - 16.2%
	2019	2018	2017

Current assets	21,386	19,107	15,559
Non-current assets	115,610	98,700	82,798
Current liabilities	(8,630)	(13,200)	(16,232)
Non-current liabilities	(9,085)	(33,043)	(23,041)
Net assets	119,281	71,564	59,084

Carrying amount of NCI	16,302	8,345	5,944

Revenue	75,826	68,399	69,762
Profit after tax	51,746	18,456	15,506
Total comprehensive income	51,746	18,456	15,506

Profit allocated to NCI	8,383	2,990	2,512
Dividend to NCI	(426)	(589)	(406)

74

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

38	Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket Mine makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees. The total contribution by Blanket Mine for the year ended December 31, 2019 was $506 (2018: $619).

39	Subsequent events

There were no significant subsequent events between December 31, 2019 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.

(a)	Purchase of 15% Fremiro stake in Blanket

On January 21, 2020 the Group concluded the purchase of Fremiro’s 15% shareholding in Blanket Mine and its facilitation loans. The purchase price of $16,667 was settled through the issue of 727,266 shares in the Company and cancelled the facilitation loan outstanding, repurchased the NCI and increased the Group’s shareholding in Blanket Mine.

At the date of authorisation of the financial statements the estimated financial effect could not be made.

(b)	Amendment of GCSOT advanced dividend loan terms

On February 27, 2020 the Blanket board approved the amendment to the terms of the GCSOT advanced dividend loan (refer note 6). It was resolved that going forward, 20% of the Blanket dividend attributable to GCSOT would accrue to GCSOT unconditionally and 80% would repay the advanced dividend loan. At the date of authorisation of the financial statements the estimated financial effect could not be made.

75

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

DIRECTORS AND OFFICERS at March 18, 2020

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (5) (7) Chairman of the Board	S. R. Curtis (5) (6) (7) Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7)	D. Roets (5) (6) (7)
Chief Executive Officer Johannesburg, South Africa	Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (5) (7)	M. Learmonth (5) (7)
Non-executive Director Connecticut, United States of America	Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) (7)	M. Mason (5) (7)
Chairman Audit Committee Non-executive Director, Cape Town, South Africa	VP Corporate Development and Investor Relations London, England

M. Learmonth (5) (7)	A. Chester (5)
Chief Financial Officer Jersey, Channel Islands	General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

J. McGloin (1) (3) (4) (6) (7)	Board Committees
Non-executive Director	(1) Audit Committee
Bishops Stortford, United Kingdom	(2) Compensation Committee
(3) Corporate Governance Committee
N. Clarke (4) (6) (7)	(4) Nomination Committee
Non-executive Director	(5) Disclosure Committee
East Molesey, United Kingdom	(6) Technical Committee (7) Strategic Planning Committee

76

Caledonia Mining Corporation Plc Notes to the Consolidated Financial Statements For the years ended December 31, 2019, 2018 and 2017 (in thousands of United States dollars, unless indicated otherwise)

CORPORATE DIRECTORY as at March 18, 2020

CORPORATE OFFICES		SOLICITORS
Jersey – Head and Registered Office		Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc		22 Grenville Street
B006 Millais House		St Helier
Castle Quay		Jersey
St Helier		Channel Islands
Jersey JE2 3NF

South Africa		Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited		Suite 4100, Scotia Plaza
P.O. Box 4628		40 King Street West
Weltevreden park		Toronto, Ontario M5H 3Y4 Canada
South Africa
Memery Crystal LLP (United Kingdom)
165 Fleet Street
Zimbabwe		London EC4A 2DY
Caledonia Holdings Zimbabwe (Private) Limited		United Kingdom
P.O. Box CY1277
Causeway, Harare		Dorsey & Whitney LLP (US)
Zimbabwe		TD Canada Trust Tower
Brookfield Place
Capitalisation (March 18, 2020)		161 Bay Street
Authorised:	Unlimited	Suite 4310
Shares, Warrants and Options Issued:		Toronto, Ontario
Shares:	11,515,860	M5J 2S1 Canada
Options:	38,000
AUDITORS
SHARE TRADING SYMBOLS		BDO South Africa Incorporated
NYSE American - Symbol "CMCL"		Wanderers Office Park
AIM - Symbol “CMCL”		52 Corlett Drive
Toronto Stock Exchange - Symbol “CAL”		Illovo 2196
South Africa
BANKERS		Tel: +27(0)105907200
Barclays
13 Library Place		REGISTRAR & TRANSFER AGENT
St Helier, Jersey		Computershare
100 University Ave, 8th Floor,
Toronto, Ontario, M5J 2Y1
Tel: +1 416 263 9483

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